Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO-I/A

Partners Group Private Equity (Master Fund), LLC

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation		Fee Rate	Amount of Filing Fee

Fees to be Paid			$794,000,000.00	0.0001531		$121,561.40
Fees Previously Paid		$			$

Total Transaction Valuation:			$794,000,000.00
Total Fees Due for Filing:						$121,561.40
Total Fees Previously Paid:
Total Fee Offsets:						121,561.40
Net Fee Due:						$0.00